Exhibit 99.2

Vinci Partners Reports First Quarter 2024 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci posted another quarter with double digit growth in Fee Related Earnings, pushed by strong fundraising across Private Markets products over the last twelve months and advisory fees in the first quarter. Despite the challenges posed by a turbulent global market, marked by uncertainties in interest rates impacting asset performance and fundraising opportunities across various strategies, we have demonstrated resilience and patience, performing well across the board."

Dividend

Vinci Partners has declared a quarterly dividend of US$0.17 per share to record holders of common stock at the close of business on May 23, 2024. This dividend will be paid on June 07, 2024.

First Quarter 2024 Highlights

AUM AND SEGMENT EARNINGS

R$ 69 bn
AuM +11% YoY

R$ 1.01
FRE/Share +12% YoY

FIRST QUARTER 2024 HIGHLIGHTS

Business Combination with Compass (+ US$50 bn AUM Pro Forma[i])

Acquisition of MAV Capital

R$4.3bn fundraising over the LTM across Private Markets

DISTRIBUTABLE EARNINGS AND DIVIDENDS

R$ 0.93
Adj. Distributable Earnings (Per Share)

US$ 0.17
Quarterly Dividend (Per Share)

6.6 %
Dividend Yield (1Q'24 LTM)

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Private Credit), Public Equities, Investment Products and Solutions, Corporate Advisory and Retirement Services. As of March 28, 2024, the firm had R$69 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm ET on Thursday, May 09, 2024, to announce its first quarter 2024 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 1Q24 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

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Segment Earnings

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	∆ YoY(%)	1Q'23 LTM	1Q'24 LTM	∆ YoY(%)
Net revenue from management fees	95,877	99,976	96,455	1%	380,149	393,945	4%
Net revenue from advisory fees	4,468	18,998	10,359	132%	22,788	45,690	101%
Total Fee Related Revenues[ii]	100,345	118,974	106,814	6%	402,937	439,635	9%
Segment personnel expenses	(7,164)	(7,462)	(7,337)	2%	(26,069)	(29,859)	15%
Other G&A expenses	(3,458)	(6,573)	(5,996)	73%	(17,338)	(22,961)	32%
Corporate center expenses	(22,606)	(21,499)	(21,087)	(7)%	(88,615)	(89,105)	1%
Bonus compensation related to management and advisory	(18,062)	(26,143)	(18,748)	4%	(74,108)	(84,686)	14%
Total Fee Related Expenses	(51,290)	(61,677)	(53,168)	4%	(206,130)	(226,611)	10%
FEE RELATED EARNINGS (FRE)[iii]	49,055	57,297	53,646	9%	196,807	213,024	8%
FRE Margin (%)[iv]	48.9%	48.2%	50.2%		48.8%	48.5%
FRE per share[v] (R$/share)	0.90	1.07	1.01	12%	3.57	3.96	11%
Net revenue from performance fees	1,963	6,468	2,273	16%	13,391	21,564	61%
Performance based compensation	(733)	(3,614)	(1,009)	38%	(6,255)	(10,916)	75%
PERFORMANCE RELATED EARNINGS (PRE)[vi]	1,230	2,854	1,264	3%	7,136	10,648	49%
PRE Margin (%)[vii]	62.7%	44.1%	55.6%		53.3%	49.4%
(-) Unrealized performance fees	–	1,042	–	N/A	4,254	1,042	(76)%
(+) Unrealized performance compensation	–	(369)	–	N/A	(1,503)	(369)	(75)%
(+) Realized GP investment income	5,881	4,451	4,406	(25)%	24,007	17,735	(26)%
SEGMENT DISTRIBUTABLE EARNINGS[viii]	56,166	65,275	59,316	6%	230,701	242,080	5%
Segment DE Margin (%)	51.9%	49.9%	52.3%		51.9%	50.4%
(+) Depreciation and amortization	1,778	1,858	1,891	6%	5,780	7,423	28%
(+) Realized financial income	20,089	22,046	12,362	(38)%	82,051	76,618	(7)%
(-) Leasing expenses	(2,631)	(2,267)	(2,216)	(16)%	(9,518)	(9,394)	(1)%
(-) Other items[ix]	(3,900)	(6,446)	(9,236)	137%	(8,482)	(24,155)	185%
(-) Non-operational expenses[x]	–	(1,924)	(1,333)	N/A	(1,485)	(3,257)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(11,496)	(16,532)	(12,487)	9%	(49,972)	(56,819)	14%
DISTRIBUTABLE EARNINGS (DE)[xi]	60,006	62,010	48,297	(20)%	249,075	232,496	(7)%
DE Margin (%)[xii]	46.8%	40.5%	38.4%		47.3%	41.8%
DE per share (R$/share)	1.10	1.15	0.91	(17)%	4.52	4.32	(4)%
(+) Non-operational expenses (including Income Tax effect)	–	1,631	1,308	N/A	988	2,939	197%
ADJUSTED DISTRIBUTABLE EARNINGS[xiii]	60,006	63,641	49,605	(17)%	250,063	235,435	(6)%
Adjusted DE Margin (%)[xiv]	46.8%	41.6%	39.4%		47.5%	42.3%
Adjusted DE per share (R$/share) [xv]	1.10	1.18	0.93	(15)%	4.53	4.38	(3)%

Total Fee-Related Revenues of R$106.8 million for the quarter ended March 28, 2024, compared to R$100.3 million for the quarter ended March 31, 2023, an increase of 6% year-over year. This growth was propelled by a strong quarter for the Corporate Advisory segment. Management fees for the quarter remained flat on a year-over-year basis. Although Private Markets revenues continue to grow pushed by strong fundraising, the pension plans strategy within IP&S encountered headwinds caused by volatile markets. Fee-related revenues were R$439.6 million for the last twelve months ended March 28, 2024, up 9% when compared to the last twelve months ended March 31, 2023. This growth was driven by strong fundraising across Private Markets' products and a higher level of advisory fees.

Fee Related Earnings (“FRE”) of R$53.6 million (R$1.01/share) for the quarter ended March 28, 2024, up 9% year-over-year on an absolute basis and 12% year-over-year on an FRE per share basis when compared the quarter ended March 31, 2023, driven by a higher level of advisory fees in the 1Q’24. FRE of R$213.0 million (R$3.96/share) for the last twelve months ended March 28, 2024, up 8% when compared to the last twelve months ended March 31, 2023 on an absolute basis and 11% on an FRE per share basis, driven by stronger management and advisory fees.

FRE Margin was 50.2% for the quarter ended March 28, 2024, an increase of 1.3 percentage point year-over-year, following our cost efficiency orientation to contain expenses growth.

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Performance Related Earnings (“PRE”) of R$1.3 million for the quarter ended March 28, 2024, up 3% year-over-year. PRE was R$10.6 million (R$0.20/share) for the last twelve months ended March 28, 2024, an increase of 49% when compared to the last twelve months ended March 31, 2023. Most of our open-end funds charge performance fees semiannually, recognizing revenues in June and December, thus it's typical for the first and third quarters to exhibit lower performance levels for domestic open-ended funds.

Segment Distributable Earnings of R$59.3 million for the quarter ended March 28, 2024, compared to R$56.2 million for the quarter ended March 31, 2023, up 6% year-over-year. Segment Distributable Earnings were R$242.1 million for the last twelve months ended March 28, 2024, up 5% year-over-year, when compared to the last twelve months ended March 31, 2023.

Adjusted Distributable Earnings (“DE”) of R$49.6 million (R$0.93/share) for the quarter ended March 28, 2024, compared to R$60.0 million (R$1.10/share) for the quarter ended March 31, 2023, down 17% year-over-year on an absolute basis and 15% year-over-year on an Adjusted DE per share basis, due to a weaker quarter for the Financial Income, following a challenging macroeconomic environment that has negatively impacted our liquid portfolio in the quarter. Adjusted DE was R$235.4 million (R$4.38/share) for the last twelve months ended March 28, 2024, down 6% when compared to the last twelve months ended March 31, 2023, on an absolute basis and down 3% on an Adjusted DE per share basis.

Adjusted DE Margin was 39.4% for the quarter ended March 28, 2024, a 7.4 percentage point decrease compared to 46.8% for the quarter ended March 31, 2023, due to a weaker quarter for financial income, that carry a lower income tax bracket. For the last twelve months ended March 28, 2024, Adjusted DE Margin reached 42.3%, a decrease of 5.2 percentage points compared to the last twelve months ended March 31, 2023.

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Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	∆ YoY (%)	1Q'23 LTM	1Q'24 LTM	∆ YoY (%)
Net revenue from management fees	58,432	66,363	62,519	7%	218,734	255,046	17%
Net revenue from advisory fees	275	1,648	554	102%	2,865	2,751	(4)%
Total Fee Related Revenues	58,706	68,011	63,073	7%	221,598	257,798	16%
Segment personnel expenses	(3,509)	(3,616)	(3,707)	6%	(12,630)	(14,727)	17%
Other G&A expenses	(1,438)	(2,378)	(2,856)	99%	(8,592)	(10,609)	23%
Corporate center expenses	(13,018)	(13,502)	(12,937)	(1)%	(47,922)	(54,511)	14%
Bonus compensation related to management and advisory	(9,111)	(12,963)	(8,978)	(1)%	(35,955)	(40,867)	14%
Total Fee Related Expenses	(27,076)	(32,459)	(28,478)	5%	(105,100)	(120,714)	15%
FEE RELATED EARNINGS (FRE)	31,630	35,552	34,595	9%	116,499	137,084	18%
FRE Margin (%)	53.9%	52.3%	54.8%		52.6%	53.2%
Net revenue from performance fees	7	1,983	8	8%	2,826	4,983	76%
Realized performance fees	7	3,025	8	8%	7,080	6,024	(15)%
Unrealized performance fees	–	(1,042)	–	N/A	(4,254)	(1,042)	(76)%
Performance based compensation	(3)	(970)	(3)	34%	(1,165)	(2,297)	97%
PERFORMANCE RELATED EARNINGS (PRE)	5	1,014	4	(7)%	1,661	2,686	62%
PRE Margin (%)	64.6%	51.1%	55.8%		58.8%	53.9%
(-) Unrealized performance fees	–	1,042	–	N/A	4,254	1,042	(76)%
(+) Unrealized performance compensation	–	(369)	–	N/A	(1,503)	(369)	(75)%
(+) Realized GP investment income	5,881	4,451	4,406	(25)%	24,007	17,735	(26)%
SEGMENT DISTRIBUTABLE EARNINGS	37,516	41,689	39,005	4%	144,918	158,178	9%
Segment DE Margin (%)	58.1%	55.2%	57.8%		57.4%	56.2%

ASSETS UNDER MANAGEMENT (AUM[xvi] R$ millions)	28,198	32,956	33,018	17%	28,198	33,018	17%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	24,825	29,706	29,763	20%	24,825	29,763	20%
AVERAGE MANAGEMENT FEE RATE (%)	0.87%	0.89%	0.80%		0.88%	0.88%

Fee related earnings (FRE) of R$34.6 million for the quarter ended March 28, 2024, up 9% year-over-year. This growth was driven by the strong fundraising in 2023 across Private Equity, Infrastructure and Real Estate. FRE was R$ 137.1 million for the last twelve months ended March 28, 2024, an increase of 18% when compared to the last twelve months ended March 31, 2023.

Segment Distributable Earnings of R$39.0 million for the quarter ended March 28, 2024, up 4% when compared to the quarter ended March 31, 2023, driven primarily by a higher Fee Related Earnings in the quarter. Segment DE was R$158.2 million over the last twelve months ended March 28, 2024, up 9% when compared to the last twelve months ended March 31, 2023, boosted by growth in FRE and PRE.

AUM of R$33.0 billion at the end of the first quarter, a 17% year-over-year increase propelled by robust fundraising across VCP IV, in Private Equity, VICC, in Infrastructure and VISC, in Real Estate.

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Investment Products and Solutions

(R$ thousands, unless mentioned)	1Q'23 PF[xvii]	4Q'23 PF	1Q'24	∆ YoY (%)	1Q'23 LTM PF	1Q'24 LTM PF	∆ YoY (%)
Net revenue from management fees	22,817	19,349	19,814	(13)%	98,635	80,451	(18)%
Net revenue from advisory fees	7	8	8	13%	28	32	14%
Total Fee Related Revenues	22,825	19,357	19,822	(13)%	98,664	80,483	(18)%
Segment personnel expenses	(1,832)	(1,801)	(1,627)	(11)%	(6,614)	(7,244)	10%
Other G&A expenses	(1,292)	(1,816)	(1,008)	(22)%	(4,916)	(4,972)	1%
Corporate center expenses	(5,084)	(3,937)	(4,100)	(19)%	(21,951)	(17,241)	(21)%
Bonus compensation related to management and advisory	(5,255)	(4,011)	(3,952)	(25)%	(21,774)	(17,371)	(20)%
Total Fee Related Expenses	(13,462)	(11,564)	(10,687)	(21)%	(55,253)	(46,826)	(15)%
FEE RELATED EARNINGS (FRE)	9,362	7,793	9,135	(2)%	43,410	33,657	(22)%
FRE Margin (%)	41.0%	40.3%	46.1%		44.0%	41.8%
Net revenue from performance fees	790	1,995	9	(99)%	6,334	3,913	(38)%
Realized performance fees	790	1,995	9	(99)%	6,334	3,913	(38)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(316)	(994)	(4)	(99)%	(3,244)	(1,948)	(40)%
PERFORMANCE RELATED EARNINGS (PRE)	474	1,001	4	(99)%	3,089	1,965	(36)%
PRE Margin (%)	60.0%	50.2%	50.0%		48.8%	50.2%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,837	8,793	9,139	(7)%	46,500	35,621	(23)%
Segment DE Margin (%)	41.7%	41.2%	46.1%		44.3%	42.2%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	26,599	25,426	25,756	(3)%	26,599	25,756	(3)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	26,288	25,179	25,507	(3)%	26,288	25,507	(3)%
AVERAGE MANAGEMENT FEE RATE (%)	0.37%	0.33%	0.34%		0.40%	0.34%

This quarter, we executed a strategic realignment across our segments. In response to the evolving dynamics of our funds and the strategic vision of our management team, we reassigned a portion of our Hedge Funds business to IP&S (R$2.3 billion).

Fee related earnings (FRE) of R$9.1 million for the quarter ended March 28, 2024, down 2% year-over-year. FRE was R$33.7 million over the last twelve months ended March 28, 2024 Pro Forma, a decrease of 22% when compared to the last twelve months ended March 31, 2023 Pro Forma. This decrease is attributed to outflows, especially within our pension funds strategy, which carries higher fees.

Performance related earnings (PRE) was R$2.0 million over the last twelve months ended March 28, 2024 Pro Forma, a decrease of 36% when compared to the last twelve months ended March 31, 2023 Pro Forma.

Segment Distributable Earnings of R$9.1 million for the quarter ended March 28, 2024, down 7% year-over-year. Segment DE was R$35.6 million over the last twelve months ended March 28, 2024 Pro Forma, a decrease of 23% when compared to the last twelve months ended March 31, 2023 Pro Forma, that posted higher contribution from FRE and PRE.

AUM of R$25.8 billion, down 3% year-over-year.

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Public Equities

(R$ thousands, unless mentioned)	1Q'23 PF	4Q'23 PF	1Q'24	∆ YoY (%)	1Q'23 LTM PF	1Q'24 LTM PF	∆ YoY (%)
Net revenue from management fees	14,628	14,145	13,964	(5)%	62,780	58,124	(7)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	14,628	14,145	13,964	(5)%	62,780	58,124	(7)%
Segment personnel expenses	(931)	(875)	(889)	(4)%	(3,401)	(3,576)	5%
Other G&A expenses	(280)	(315)	(344)	23%	(1,695)	(1,430)	(16)%
Corporate center expenses	(3,259)	(2,878)	(2,890)	(11)%	(13,972)	(12,454)	(11)%
Bonus compensation related to management and advisory	(2,074)	(1,798)	(2,004)	(3)%	(9,703)	(8,263)	(15)%
Total Fee Related Expenses	(6,544)	(5,866)	(6,126)	(6)%	(28,771)	(25,722)	(11)%
FEE RELATED EARNINGS (FRE)	8,084	8,279	7,838	(3)%	34,008	32,403	(5)%
FRE Margin (%)	55.3%	58.5%	56.1%		54.2%	55.7%
Net revenue from performance fees	1,166	2,491	2,257	94%	4,232	12,670	199%
Realized performance fees	1,166	2,491	2,257	94%	4,232	12,670	199%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(415)	(1,651)	(1,001)	141%	(1,845)	(6,672)	262%
PERFORMANCE RELATED EARNINGS (PRE)	751	840	1,255	67%	2,386	5,997	151%
PRE Margin (%)	64.4%	33.7%	55.6%		56.4%	47.3%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	8,835	9,119	9,093	3%	36,395	38,398	6%
Segment DE Margin (%)	55.9%	54.8%	56.1%		54.3%	54.2%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	7,434	10,055	9,910	33%	7,434	9,910	33%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	7,374	10,005	9,859	34%	7,374	9,859	34%
AVERAGE MANAGEMENT FEE RATE (%)	0.83%	0.64%	0.60%		0.84%	0.68%

This quarter, we executed a strategic realignment across our segments. In response to the evolving dynamics of our funds and the strategic vision of our management team, we reassigned a portion of our Hedge Funds business to Public Equities (R$ 533.6 million).

Fee related earnings (FRE) of R$7.8 million for the quarter ended March 28, 2024, down 3% year-over-year. FRE was R$32.4 million over the last twelve months ended March 28, 2024 Pro Forma, a decrease of 5% when compared to the last twelve months ended March 31, 2023 Pro Forma.

Performance related earnings (PRE) of R$1.3 million for the quarter ended March 28, 2024, up 67% year-over-year. PRE was R$6.0 million over the last twelve months ended March 28, 2024 Pro Forma, an increase of 151% when compared to the last twelve months ended March 31, 2023 Pro Forma.

Segment Distributable Earnings of R$9.1 million for the quarter ended March 28, 2024, up 3% year-over-year. Segment DE was R$38.4 million over the last twelve months ended March 28, 2024 Pro Forma, an increase of 6% when compared to the last twelve months ended March 31, 2023 Pro Forma, due to higher contributions from PRE.

AUM was R$9.9 billion at the end of the first quarter, up 33% year-over-year.

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Corporate Advisory

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	∆ YoY (%)	1Q'23 LTM	1Q'24 LTM	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	4,186	17,343	9,797	134%	19,894	42,907	116%
Total Fee Related Revenues	4,186	17,343	9,797	134%	19,894	42,907	116%
Segment personnel expenses	(471)	(574)	(553)	17%	(1,975)	(2,143)	8%
Other G&A expenses	(74)	(723)	(170)	130%	(408)	(1,363)	234%
Corporate center expenses	(1,130)	(1,075)	(1,054)	(7)%	(4,449)	(4,455)	0%
Bonus compensation related to management and advisory	(1,023)	(5,598)	(3,093)	202%	(4,054)	(14,049)	247%
Total Fee Related Expenses	(2,698)	(7,970)	(4,870)	80%	(10,885)	(22,010)	102%
FEE RELATED EARNINGS (FRE)	1,487	9,373	4,926	231%	9,009	20,897	132%
FRE Margin (%)	35.5%	54.0%	50.3%		45.3%	48.7%
SEGMENT DISTRIBUTABLE EARNINGS	1,487	9,373	4,926	231%	9,009	20,897	132%
Segment DE Margin (%)	35.5%	54.0%	50.3%		45.3%	48.7%

Fee related earnings (FRE) of R$4.9 million for the quarter ended March 28, 2024. FRE was R$21.0 million over the last twelve months ended March 28, 2024, an increase of 132% when compared to the last twelve months ended March 31, 2023, due to a pickup in deal activity over the last twelve months.

Segment Distributable Earnings over the last twelve months ended March 28, 2024 were R$21.0 million, an increase of 132% year-over-year when compared to the last twelve months ended March 31, 2023.

Deal activity has been notably increasing since the latter part of 2023, propelled by the easing cycle for interest rates in Brazil. This environment allows great opportunities in M&A, complemented by a broader sector diversification by our Corporate Advisory strategy aimed for reducing risk exposure across various economic cycles and asset profiles.

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Retirement Services

(R$ thousands, unless mentioned)/	1Q'23	4Q'23	1Q'24	∆ YoY (%)	1Q'23 LTM	1Q'24 LTM	∆ YoY (%)
Net revenue from management fees	–	119	158	N/A	–	324	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	–	119	158	N/A	–	324	N/A
Segment personnel expenses	(422)	(596)	(561)	33%	(1,450)	(2,168)	50%
Other G&A expenses	(374)	(1,341)	(1,618)	333%	(1,724)	(4,589)	166%
Corporate center expenses	(115)	(107)	(105)	(8)%	(322)	(446)	38%
Bonus compensation related to management and advisory	(598)	(1,773)	(721)	21%	(2,622)	(4,136)	58%
Total Fee Related Expenses	(1,509)	(3,818)	(3,006)	99%	(6,119)	(11,338)	85%
FEE RELATED EARNINGS (FRE)	(1,509)	(3,699)	(2,847)	89%	(6,119)	(11,014)	80%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(1,509)	(3,699)	(2,847)	89%	(6,119)	(11,014)	80%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	88	147	N/A	–	147	N/A
AVERAGE MANAGEMENT FEE RATE (%)	–	0.72%	0.58%	N/A	–	0.86%	N/A

Fee Related Earnings (FRE) of negative R$2.8 million for the quarter ended March 28, 2024. FRE was negative R$11.0 million over the last twelve months ended March 28, 2024.

VRS started to contribute to AUM numbers and management fee revenues in 2023. In February 2024, VRS was officially presented to the general public with an article in a major newspaper in Brazil. The product is now fully accessible to the public through dedicated apps and website and prepared to accept allocations from all investors through our newly launched platform called Mio.

VRS reached close to R$ 150 million in AUM by the end of the first quarter.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Income Statement

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	∆ YoY (%)	1Q'23 LTM	1Q'24 LTM	∆ LTM (%)
REVENUES
Net revenue from management fees	95,877	99,976	96,455	1%	380,149	393,945	4%
Net revenue from performance fees	1,963	6,468	2,273	16%	13,391	21,564	61%
Realized performance fees	1,963	7,510	2,273	16%	17,645	22,606	28%
Unrealized performance fees	–	(1,042)	–	N/A	(4,254)	(1,042)	(76)%
Net revenue from advisory	4,468	18,998	10,359	132%	22,788	45,690	101%
Total net revenues from services rendered	102,308	125,442	109,087	7%	416,328	461,199	11%
EXPENSES
Bonus related to management and advisory	(18,062)	(26,143)	(18,748)	4%	(74,108)	(84,686)	14%
Performance based compensation	(733)	(3,614)	(1,009)	38%	(6,255)	(10,916)	75%
Realized	(733)	(3,983)	(1,009)	38%	(7,759)	(11,285)	45%
Unrealized	–	369	–	N/A	1,503	369	(75)%
Total compensation and benefits[xviii]	(18,795)	(29,757)	(19,757)	5%	(80,363)	(95,602)	19%
Segment personnel expenses	(7,164)	(7,462)	(7,337)	2%	(26,069)	(29,859)	15%
Other general and administrative expenses	(3,458)	(6,573)	(5,996)	73%	(17,338)	(22,961)	32%
Corporate center expenses	(22,606)	(21,499)	(21,087)	(7)%	(88,615)	(89,106)	1%
Total expenses	(52,023)	(65,291)	(54,177)	4%	(212,385)	(237,527)	12%
Operating profit	50,285	60,151	54,910	9%	203,943	223,672	10%
OTHER ITEMS
GP Investment income	(20,200)	14,914	13,509	N/A	(9,727)	59,727	N/A
Realized gain from GP investment income	5,881	4,451	4,406	(25)%	24,007	17,735	(26)%
Unrealized gain from GP investment income	(26,081)	10,463	9,103	N/A	(33,734)	41,992	N/A
Financial income	20,089	22,046	12,362	(38)%	83,251	76,618	(8)%
Realized gain from financial income	20,089	22,046	12,362	(38)%	82,051	76,618	(7)%
Unrealized gain from financial income	–	–	–	N/A	1,200	(0)	N/A
Leasing expenses	(2,631)	(2,267)	(2,216)	(16)%	(9,518)	(9,394)	(1)%
Other items	151	(10,461)	(14,992)	N/A	9,540	(48,468)	N/A
Share Based Plan	(2,107)	(4,249)	(6,148)	192%	(15,647)	(19,008)	21%
Non-operational expenses	–	(1,924)	(1,333)	N/A	(1,485)	(3,257)	119%
Total Other Items	(4,698)	18,059	1,182	N/A	56,414	56,218	(0)%
Profit before income taxes	45,587	78,210	56,092	23%	260,356	279,890	8%
(-) Income taxes	(12,881)	(14,826)	(10,384)	(19)%	(53,555)	(47,429)	(11)%
NET INCOME	32,706	63,384	45,708	40%	206,801	232,461	12%
(+) Non-operational expenses including income tax related to realized expense	–	1,631	1,308	N/A	988	2,939	197%
(-)Earn-out Adjust	(2,674)	2,691	3,799	N/A	(11,895)	16,949	N/A
ADJUSTED NET INCOME	30,032	67,706	50,815	69%	195,894	252,349	29%

Total net revenues from services rendered of R$109.1 million for the quarter ended March 28, 2024, up 7% year-over-year. This growth was driven by stronger advisory fees in the period. Net revenues for the last twelve months ended March 28, 2024, were R$461.2 million, representing an 11% increase when compared to the last twelve months ended March 31, 2023, a result from higher advisory, management and performances fees in the period.

•	Management fee revenues of R$96.5 million for the quarter ended March 28, 2024, flat year-over-year. Although Private Markets revenues continue to grow and push FRE for the platform, IP&S have suffered headwinds in the pension plans strategy propelled by tougher macro conditions. Management fees of R$393.9 million over the last twelve months ended March 28, 2024, up 4% when compared to the last twelve months ended March 31, 2023, due to a strong fundraising across Private Markets products.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

•	Performance fee revenues of R$2.3 million for the quarter ended March 28, 2024, up 16% year-over-year. Performance fee revenues of R$21.6 for the last twelve months ended March 28, 2024, an increase of 61% when compared to the last twelve months ended March 31, 2023.

•	Advisory fee revenues of R$10.4 million for the quarter ended March 28, 2024, compared to R$4.5 million for the quarter ended March 31, 2023, an increase of 132% year-over-year. Advisory revenues for the last twelve months ended March 28, 2024, were R$45.7 million, up 101% when compared to the last twelve months ended March 31, 2023, due to a pickup in deal activity.

Total expenses for the quarter ended March 28, 2024, of R$54.2 million, compared to R$52.0 million for the quarter ended March 31, 2023, an increase of 4% year-over-year. Total expenses for the last twelve months ended March 28, 2024, were R$237.5 million, up 12% when compared to the last twelve months ended March 31, 2023. Disregarding bonus compensation, total operating expenses summed R$141.9 million, up 8% year-over-year, following our cost efficiency orientation to contain expenses growth.

•	Bonus related to management and advisory fees of R$18.7 million for the quarter ended March 28, 2024, compared to R$18.1 million for the quarter ended March 31, 2023, a 4% increase year-over-year. Bonus related to management and advisory was R$84.7 million for the last twelve months ended March 28, 2024, up 14% year-over-year, when compared to the last twelve months ended March 31, 2023.

•	Performance based compensation of R$1.0 million for the quarter ended March 28, 2024, compared to R$0.7 million for the quarter ended March 31, 2023, an increase of 38% year-over-year. Performance based compensation for the last twelve months ended March 28, 2024, was R$11.0 million, an increase of 75% when compared to the last twelve months ended March 31, 2023.

•	Segment personnel expenses[xix] of R$7.3 million for the quarter ended March 28, 2024, compared to R$7.2 million for the quarter ended March 31, 2023, an increase of 2% year-over-year. Segment personnel expenses for the last twelve months ended March 28, 2024, was R$29.9 million, up 15% when compared to the last twelve months ended March 31, 2023.

•	Corporate center expenses[xx] of R$21.1 million for the quarter ended March 28, 2024, compared to R$22.6 million for the quarter ended March 31, 2023, a decrease of 7% year-over-year. Corporate center expenses for the last twelve months ended March 28, 2024, were R$89.1 million, up 1% year-over-year, when compared to the last twelve months ended March 31, 2023.

•	Other general and administrative expenses[xxi] of R$6.0 million for the quarter ended March 28, 2024, compared to R$3.5 million for the quarter ended March 31, 2023, an increase of 73% year-over-year. Other G&A expenses for the last twelve months ended March 28, 2024, were R$23.0 million, up 32% when compared to the last twelve months ended March 31, 2023.

Operating Profit of R$54.9 million for the quarter ended March 28, 2024, compared to R$50.3 million for the quarter ended March 31, 2023, an increase of 9% year-over-year. Operating profit for the last twelve months ended March 28, 2024, was R$223.7 million, up 10% when compared to the last twelve months ended March 31, 2023.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

GP Investment income[xxii], a result of the company’s GP investments in its proprietary private market funds, was R$13.5 million for the quarter ended March 28, 2024, compared to negative R$20.2 million for the quarter ended March 31, 2023, following the appreciation of our proprietary position in private markets funds, a result of mark-to-market appreciation of REITs and annual mark-up of closed-end funds. GP Investment income for the last twelve months ended March 28, 2024, was R$59.7 million compared to negative R$9.7 million for the last twelve months ended March 31, 2023.

Financial Income[xxiii] of R$22.0 million for the quarter ended March 28, 2024, compared to R$20.1 million for the quarter ended March 31, 2023. Financial income for the last twelve months ended March 28, 2024, was R$76.6 million, down 8% when compared to the last twelve months ended March 31, 2023.

Leasing Expenses[xxiv] of R$2.2 million for the quarter ended March 28, 2024, compared to R$2.6 million for the quarter ended March 31, 2023, down 16% year-over-year.

Other Items of negative R$15.0 million for the quarter ended March 28, 2024. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition and Ares investment and other financial expenses.

Share Based Plan expenses[xxv] of R$6.1 million for the quarter ended March 28, 2024. Over the last twelve months ended March 28, 2024, share based plan expenses accounted for R$19.0 million.

Profit before income taxes of R$56.1 million for the quarter ended March 28, 2024, compared to R$45.6 million for the quarter ended March 31, 2023, an increase of 23% year-over-year. Profit before income taxes for the last twelve months ended March 28, 2024, was R$279.9 million, an increase of 8% when compared to the last twelve months ended March 31, 2023.

Income Taxes[xxvi] of R$10.4 million for the quarter ended March 28, 2024, which represented an effective tax rate for the quarter of 19%, compared to R$12.9 million for the quarter ended March 31, 2023, which represented an effective tax rate of 28%, representing a decrease of 9.7 percentage points year-over-year.

Non-operational expenses of R$1.3 million for the quarter ended March 28, 2024. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of R$3.8 million for the quarter ended March 28, 2024. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$50.8 million for the quarter ended March 28, 2024, compared to R$30.0 million for the quarter ended March 31, 2023, an increase of 69% year-over-year. Adjusted Net Income was R$252.3 million for the last twelve months ended March 28, 2024, up 29% when compared to the last twelve months ended March 31, 2023.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Supplement Details

Assets Under Management (AUM) Rollforward – R$ millions

For the Three Months Ended March 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Retirement Services	Vinci SPS	Total
	Equity	Equities					Funds
Beginning balance	14,593	9,537	23,149	3,943	7,049	5,406	2,795	88	1,964	68,525
Managerial Adjustment	–	518	2,277	–	–	–	(2,795)	–	–	–
Beginning balance	14,593	10,055	25,426	3,943	7,049	5,406	–	88	1,964	68,525
(+/-) Capital Subscription / (capital return)	–	–	544	(20)	(70)	(5)	–	–	(86)	363
(+) Capital Subscription	–	–	548	–	71	66	–	–	2	687
(-) Capital Return	–	–	(4)	(20)	(141)	(71)	–	–	(88)	(324)
(+/-) Net Inflow / (outflow)	–	(26)	(985)	–	49	49	–	58	–	(855)
(+/-) Appreciation / (depreciation)	(176)	(120)	772	24	33	8	–	1	255	797
Ending Balance	14,417	9,910	25,756	3,947	7,061	5,459	–	147	2,133	68,831

For the Twelve months Ended March 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Retirement Services	Vinci SPS	Total
	Equity	Equities					Funds
Beginning balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	–	2,149	62,232
Managerial Adjustment	–	339	2,384	–	–	–	(2,723)	–	–	–
Beginning balance	13,587	7,434	26,599	2,361	5,137	4,964	–	–	2,149	62,232
(+/-) Capital Subscription / (capital return)	600	–	571	1,377	760	(135)	–	–	(376)	2,798
(+) Capital Subscription	937	–	576	1,497	1,251	66	–	–	5	4,332
(-) Capital Return	(337)	–	(4)	(119)	(491)	(201)	–	–	(381)	(1,534)
(+/-) Net Inflow / (outflow)	–	101	(3,896)	–	58	195	–	143	–	(3,399)
(+/-) Appreciation / (depreciation)	229	2,375	2,481	209	1,106	435	–	4	360	7,200
Ending Balance	14,417	9,910	25,756	3,947	7,061	5,459	–	147	2,133	68,831

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended March 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Retirement Services	Vinci SPS	Total
	Equity	Equities					Funds
Beginning balance	11,392	9,487	23,055	3,894	7,049	5,406	2,642	88	1,964	64,977
Managerial Adjustment	–	518	2,123	–	–	–	(2,642)	–	–	–
Beginning balance	11,392	10,005	25,179	3,894	7,049	5,406	–	88	1,964	64,977
(+/-) Capital Subscription / (capital return)	–	–	544	(20)	(70)	(5)	–	–	(86)	363
(+) Capital Subscription	–	–	548	–	71	66	–	–	2	687
(-) Capital Return	–	–	(4)	(20)	(141)	(71)	–	–	(88)	(324)
(+/-) Net Inflow / (outflow)	–	(26)	(985)	–	49	49	–	58	–	(855)
(+/-) Appreciation / (depreciation)	(152)	(121)	770	(4)	33	8	–	1	255	791
Ending Balance	11,240	9,859	25,507	3,870	7,061	5,459	–	147	2,133	65,277

For the Twelve months Ended March 28, 2024

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Retirement Services	Vinci SPS	Total
	Equity	Equities					Funds
Beginning balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	–	2,149	58,487
Managerial Adjustment	–	339	2,235	–	–	–	(2,574)	–	–	–
Beginning balance	10,262	7,379	26,283	2,313	5,137	4,964	–	–	2,149	58,487
(+/-) Capital Subscription / (capital return)	595	–	571	1,377	760	(135)	–	–	(376)	2,793
(+) Capital Subscription	887	–	576	1,497	1,251	66	–	–	5	4,282
(-) Capital Return	(292)	–	(4)	(119)	(491)	(201)	–	–	(381)	(1,489)
(+/-) Net Inflow / (outflow)	–	101	(3,822)	–	58	195	–	143	–	(3,325)
(+/-) Appreciation / (depreciation)	382	2,380	2,474	180	1,106	435	–	4	360	7,322
Ending Balance	11,240	9,859	25,507	3,870	7,061	5,459	–	147	2,133	65,277

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Accrued Performance Fees – Private Market Funds

(R$ mm)	4Q'23	Unrealized Performance Fees	Realized Distributions	1Q'24
Private Equity	255.8	(10.1)	-	245.7
Infrastructure	22.5	(1.5)	-	21.0
Credit	0.2	(0.0)	-	0.2
Vinci SPS	-	27.5	-	27.5
Total	278.6	(11.6)	-	266.9

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$14.4 million as of the end of the first quarter of 2024 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$245.7 million, for the Credit fund VCM of R$ 0.2 million, for the Vinci SPS fund SPS III of R$ 27.4 million and for the Infrastructure fund VIAS of R$6.6 million as of the end of the first quarter of 2024 have not been booked as unrealized performance fees in the company´s balance sheet.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – IP&S, Public Equities, Private Credit and Listed REIT

Fund	Segment	NAV[xxvii] (R$ millions)	1Q’24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	IP&S	257.1	2.0%	2.0%	11.2%	24.6%	CDI[4]	CDI[4]
Atlas Strategy[xxviii]	IP&S	359.7	1.0%	1.0%	9.1%	14.7%	CDI[4]	CDI[4]
Total Return Strategy[xxix]	Public Equities	372.7	(3.2)%	(3.2)%	26.0%	16.0%	IPCA[5] + Yield IMA-B7	IPCA[5] + Yield IMA-B7
Mosaico Strategy[xxx]	Public Equities	887.0	(1.7)%	(1.7)%	30.7%	4.9%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	551.5	(3.7)%	(3.7)%	24.8%	8.8%	IBOV[5]	IBOV[5]
Valorem Strategy[xxxi]	IP&S	1,483.8	1.5%	1.5%	9.0%	19.6%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[xxxii]	IP&S	2,052.2	1.6%	1.6%	9.3%	19.1%	IPCA[6]	-
Vinci Retorno Real FIM	IP&S	184.6	0.5%	0.5%	7.1%	20.8%	IMA-B7	IMA-B7
Vinci Crédito Imobiliário II	Private Credit	814.0	1.1%	1.1%	12.7%	23.8%	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Private Credit	100.1	3.2%	3.2%	14.6%	29.2%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Private Credit	593.4	2.5%	2.5%	14.6%	20.4%	IPCA[6]	IPCA[6] + 6%
Vinci Crédito Multiestratégia	Private Credit	373.5	2.2%	2.2%	14.7%	21.2%	CDI[4]	IPCA[6] + 5%
VISC11	Real Estate (listed REIT)	3,534.7	0.6%	0.6%	33.4%	48.2%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,396.3	(5.0)%	(5.0)%	13.8%	10.1%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	643.6	3.0%	3.0%	7.5%	(7.8)%	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate / Private Credit (listed REIT)	67.5	4.1%	4.1%	24.1%	15.0%	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	205.9	(1.0)%	(1.0)%	25.7%	3.9%	IFIX[8]	IPCA[6] + 6%
VCRI11	Real Estate / Private Credit (listed REIT)	153.2	4.5%	4.5%	18.7%	-	IFIX[8]	IPCA[6] + X9%
VICA11	Real Estate / Private Credit (REIT)	375.7	0.3%	0.3%	0.4%	-	IFIX[8]	CDI[4] + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	66.0	2.3%	2.3%	22.3%	27.1%	IFIX[8]	IFIX[8]
VIGT11	Infrastructure (listed)	612.4	(5.6)%	(5.6)%	19.4%	22.4%	-	-

Benchmark	1Q’24	YTD	12 M	24 M
IBOV	(4.5)%	(4.5)%	25.7%	6.8%
CDI	2.6%	2.6%	12.4%	27.3%
IMA-B 5	2.1%	2.1%	9.6%	21.0%
IPCA + Yield IMA-B	3.0%	3.0%	10.1%	23.0%
IPCA	1.4%	1.4%	3.9%	8.8%
IFIX	2.9%	2.9%	23.4%	22.6%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Investment Records – Closed End Private Markets funds[xxxiii]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC[xxxiv] (BRL)	Gross MOIC (USD)	Gross IRR[xxxv] (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	137	5,202	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,909	2,250	4,159	2.0x	1.1x	10.1%	1.5%
VCP III	Private Equity	2018	4,000	2,330	53	4,449	4,502	1.9x	1.9x	30.9%	28.6%
VCP IV	Private Equity	2022	2,205	325	–	455	455	1.4x	1.4x	–	–
VCP Strategy[xxxvi]	Private Equity		9,820	5,924	7,027	7,291	14,318	2.4x	2.2x	64.6%	70.2%
NE Empreendedor[xxxvii]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	257	1.9x	1.6x	20.2%	14.2%
VIR IV	Private Equity	2020	1,000	424	154	422	576	1.3x	1.4x	25.4%	31.5%
VIR Strategy[xxxviii]	Private Equity		1,276	571	275	585	859	1.5x	1.5x	22.2%	28.2%
SPS I	Vinci SPS	2018	128	191	250	90	340	1.8x	1.6x	26.0%	19.9%
SPS II	Vinci SPS	2020	671	1,005	789	723	1,512	1.5x	1.6x	24.9%	27.3%
SPS III	Vinci SPS	2021	1,070	787	131	949	1,080	1.4x	1.6x	37.7%	41.5%
SPS Strategy[xxxix]	Vinci SPS		1,869	1,983	1,170	1,762	2,932	1.5x	1.6x	27.5%	28.1%
FIP Transmissão[xl]	Infrastructure	2017	211	104	261	116	377	3.6x	2.8x	58.2%	43.5%
VIAS[xli]	Infrastructure	2021	386	350	–	409	409	1.3x	1.4x	28.5%	32.9%
VICC[xlii]	Infrastructure	2023	1,566	–	–	–	–	–	–	0.0%	0.0%
VFDL[xliii]	Real Estate	2021	422	238	10	271	281	1.2x	1.2x	14.8%	16.4%
Vinci Credit Infra[xliv]	Private Credit	2022	1,460	538	–	587	587	1.2x	1.2x	NM	NM

Shareholder Dividends

($ in thousands)	1Q’22	2Q’22	3Q'22	4Q’22	1Q’23	2Q'23
Distributable Earnings (R$)	53,255	60,435	72,842	55,792	60,006	70,369
Distributable Earnings (US$)[xlv]	10,615	11,795	14,281	10,618	11,994	14,290
DE per Common Share (US$)[xlvi]	0.19	0.21	0.26	0.19	0.22	0.26
Actual Dividend per Common Share[xlvii]	0.17	0.17	0.20	0.17	0.16	0.20
Record Date	May 24, 2022	Aug 25, 2022	Nov 23, 2022	Mar 01, 2023	May 25, 2023	Aug 24, 2023
Payable Date	Jun 08, 2022	Sep 09,2022	Dec 08, 2022	Mar 15, 2023	Jun 09, 2023	Sep 08, 2023

($ in thousands)	3Q’23	4Q’23	1Q’24
Distributable Earnings (R$)	51,820	62,010	48,297
Distributable Earnings (US$)	10,647	12,500	9,543
DE per Common Share (US$)	0.20	0.23	0.18
Actual Dividend per Common Share	0.17	0.20	0.17
Record Date	Nov 22, 2023	Feb 22, 2024	May 23, 2024
Payable Date	Dec 07, 2023	Mar 07, 2024	Jun 07, 2024

Vinci Partners generated R$0.91 or US$0.18 of Distributable Earnings per common share for the first quarter of 2024. The company declared a quarterly dividend of US$0.17 per common share to record holders as of May 23, 2024; payable on June 07, 2024.

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Share Summary

VINP Shares	1Q'22	2Q'22	3Q'22	4Q'22	1Q23	2Q’23	3Q'23	4Q’23	1Q'24
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[xlviii]	41,363,077	41,112,717	40,892,619	40,614,497	40,247,461	39,730,720	39,405,827	39,312,578	38,778,597
Common Shares Outstanding	55,829,316	55,578,956	55,358,858	55,080,736	54,713,700	54,196,959	53,872,066	53,778,817	53,244,836

Common Shares Outstanding as of quarter end of 53,244,836 shares.

•	Repurchased 533,981 common shares in the quarter, with an average share price of US$10.6.

•	Repurchased 4,090,985 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.7.

•	A new share repurchase plan was approved on February 07, 2024, to buy back up to R$60.0 million of the company’s outstanding shares.

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GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund	Segment	1Q’24 Commitments	Total Capital Committed	1Q’24 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (1Q’24)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.2	–	1.6	3.4
VCP III	Private Equity	–	3.1	–	2.8	–	–	4.3
VIR IV	Private Equity	–	11.1	0.2	5.6	–	1.7	4.9
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[i]	Infrastructure	–	29.5	–	8.9	–	20.9	10.3
FIP Infra Transmissão[ii]	Infrastructure	–	10.5	–	3.4	–	6.6	2.9
VIAS	Infrastructure	–	50.0	–	37.5	–	–	50.7
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	11.3	–	–	19.1
VICC	Infrastructure	–	100.0	1.6	1.6	–	–	0.2
VFDL	Real Estate	–	70.0	6.0	52.0	–	–	59.2
VIUR	Real Estate	–	67.3	–	67.3	1.4	16.2	51.5
VINO	Real Estate	–	50.0	–	50.0	0.8	7.5	35.2
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	22.5
VCRI	Real Estate / Private Credit	–	80.0	–	80.0	2.1	20.6	71.9
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate / Private Credit	–	23.0	–	23.0	0.8	4.7	22.9
Vinci Crédito Infra Institucional	Private Credit	–	100.0	–	44.2	–	–	47.4
VSP FIM	IP&S	–	50.0	0.2	12.5	0.1	0.9	14.65
Vinci PIPE FIA	Public Equities	–	25.0	–	25.0	–	0.0	23.8
Vinci US Real Estate	Real Estate	34.8	34.8	34.8	34.8	–	–	35.0
FDIRS	Infrastructure	15.0	15.0	15.0	15.0	–	–	15.3
Total		49.8	1,117.6	57.8	495.0	5.1	81.2	495.0

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Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'23	4Q'23	1Q'24	1Q'23 LTM	1Q'24 LTM

OPERATING PROFIT	50,285	60,151	54,910	203,943	223,672
(-) Net revenue from realized performance fees	(1,963)	(7,510)	(2,273)	(17,645)	(22,606)
(-) Net revenue from unrealized performance fees	–	1,042	–	4,254	1,042
(+) Compensation allocated in relation to performance fees	733	3,614	1,009	6,255	10,916
FEE RELATED EARNINGS (FRE)	49,055	57,297	53,646	196,807	213,024

OPERATING PROFIT	50,285	60,151	54,910	203,943	223,672
(-) Net revenue from management fees	(95,877)	(99,976)	(96,455)	(380,149)	(393,945)
(-) Net revenue from advisory	(4,468)	(18,998)	(10,359)	(22,788)	(45,690)
(+) Bonus related to management and advisory	18,062	26,143	18,748	74,108	84,686
(+) Personnel expenses	7,164	7,462	7,337	26,069	29,859
(+) Other general and administrative expenses	3,458	6,573	5,996	17,338	22,961
(+) Corporate center expenses	22,606	21,499	21,087	88,615	89,106
PERFORMANCE RELATED EARNINGS (PRE)	1,230	2,854	1,264	7,136	10,648

OPERATING PROFIT	50,285	60,151	54,910	203,943	223,672
(-) Net revenue from unrealized performance fees	–	1,042	–	4,254	1,042
(+) Compensation allocated in relation to unrealized performance fees	–	(369)	–	(1,503)	(369)
(+) Realized gain from GP investment income	5,881	4,451	4,406	24,007	17,735
SEGMENT DISTRIBUTABLE EARNINGS	56,166	65,275	59,316	230,701	242,080

NET INCOME	32,706	63,384	45,708	206,801	232,461
(-) Net revenue from unrealized performance fees	–	1,042	–	4,254	1,042
(+) Income tax from unrealized performance fees	–	(120)	–	(490)	(120)
(+) Compensation allocated in relation to unrealized performance fees	–	(369)	–	(1,503)	(369)
(-) Unrealized gain from GP investment income	26,081	(10,463)	(9,103)	33,734	(41,992)
(+) Income tax on unrealized gain from GP investment income	–	119	283	(369)	458
(-) Unrealized gain from financial income	–	(0)	–	(1,200)	–
(+) Income tax on unrealized gain from financial income	–	–	–	(65)	–
(-) Contingent consideration (earn-out) gain (loss), after-tax	(2,674)	2,691	3,799	(11,895)	16,949
(+) Depreciation and amortization³	1,778	1,858	1,891	5,780	7,423
(+) Share Based Plan	2,107	4,188	6,148	15,647	17,642
(-) Income Taxes on Share Based Plan	8	(320)	(429)	(1,620)	(998)
(+) Non-operational expenses including income tax related to realized expense	–	1,631	1,308	988	2,939
ADJUSTED DISTRIBUTABLE EARNINGS	60,006	63,641	49,605	250,063	235,435

TOTAL NET REVENUE FROM SERVICES RENDERED	102,308	125,442	109,087	416,328	461,199
(-) Net revenue from realized performance fees	(1,963)	(7,510)	(2,273)	(17,645)	(22,606)
(-) Net revenue from unrealized performance fees	–	1,042	–	4,254	1,042
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	100,345	118,974	106,814	402,937	439,635

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Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	1Q'23	1Q'24	1Q'23 LTM	1Q'24 LTM
Profit (loss) before income taxes	45,587	56,092	260,356	279,890
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(15,500)	(19,071)	(88,522)	(95,162)
Reconciliation adjustments:
Expenses not deductible	(62)	(99)	(258)	(917)
Tax benefits	35	37	282	192
Share based payments	(29)	(338)	(240)	(825)
Tax loss	-	(918)	-	(2,973)
Effect of presumed profit of subsidiaries[li]and offshore subsidiaries	2,662	9,981	35,168	52,152
Other additions (exclusions), net	13	24	15	104
Income taxes expenses	(12,881)	(10,384)	(53,555)	(47,429)
Current	(12,517)	(12,871)	(52,990)	(58,920)
Deferred	(364)	2,487	(565)	11,491
Effective tax rate	28%	19%	21%	17%

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Balance Sheet Results

Assets	12/29/2023	3/28/2024
Current assets
Cash and cash equivalents	660,305	531,988
Cash and bank deposits	15,896	45,738
Financial instruments at fair value through profit or loss	173,300	85,649
Financial instruments at amortized cost	471,109	400,601
Financial instruments at fair value through profit or loss	1,168,355	1,221,642
Accounts receivable	101,523	89,701
Sub-leases receivable	4,071	3,601
Taxes recoverable	2,219	1,630
Other assets	19,109	25,169
Total current assets	1,955,582	1,873,731

Non-current assets
Financial instruments at fair value through profit or loss	7,146	57,965
Accounts receivable	16,638	16,412
Sub-leases receivable	1,467	1,079
Taxes recoverable	325	1,139
Deferred taxes	13,487	16,395
Other assets	19,427	19,556
	58,490	112,546

Property and equipment	12,591	11,924
Right of use - Leases	58,308	55,917
Intangible assets	214,748	215,527
Total non-current assets	344,137	395,914

Total Assets	2,299,719	2,269,645

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Liabilities and equity	12/29/2023	3/28/2024
Current liabilities
Trade payables	1,869	348
Deferred Revenue	–	10,419
Leases	24,381	25,104
Accounts payable	6,020	6,052
Labor and social security obligations	101,506	27,325
Loans and obligations	76,722	78,138
Taxes and contributions payable	24,853	18,618
Total current liabilities	235,351	166,004

Non-current liabilities
Leases	48,431	43,188
Labor and social security obligations	5,357	6,784
Loans and Obligations	540,369	554,452
Deferred taxes	3,883	4,303
Retirement plans liabilities	85,554	144,782
	683,594	753,509

Total liabilities	918,945	919,513

Equity
Share capital	15	15
Additional paid-in capital	1,408,438	1,408,438
Treasury shares	(172,863)	(201,165)
Retained Earnings	111,444	104,244
Other reserves	31,876	37,185
	1,378,910	1,348,717

Non-controlling interests in the equity of subsidiaries	1,864	1,415

Total equity	1,380,774	1,350,132

Total liabilities and equity	2,299,719	2,269,645

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Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

[i] Considers assets under management and advisory as of March 2024.

[ii] “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

[iii] “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

[iv] “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

[v] “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last three quarters.

[vi] “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

[vii] “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

[viii] “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions

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and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

[ix] “Other items” comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition and Ares investment and other financial expenses.

[x] “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

[xi] “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

[xii] “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

[xiii] “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

[xiv] “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services and realized gain from investment income.

[xv] “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Full year values are calculated as the sum of the last three quarters.

[xvi] “AUM” refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

[xvii] In the First Quarter of 2024, Vinci Partners executed a strategic realignment across our segments, reassigning R$2.3

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billion in AUM from our Hedge Funds business to IP&S, while allocating the remainder R$534 million in AUM to our Public Equities division. Pro Forma numbers for past quarters and last twelve months reflect the retroactive adjustment for this managerial reassignment.

[xviii] “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

[xix] “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

[xx] “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

[xxi] “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

[xxii] “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

[xxiii] “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

[xxiv] “Leasing expenses” include costs from the company’s sub-leasing activities.

[xxv] “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

[xxvi] Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

[xxvii] NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

[xxviii] Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza.

[xxix] Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA.

[xxx] Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA.

[xxxi] Valorem Strategy includes the funds Valorem FIM and Valorem Advisory.

[xxxii] Equilibrio Strategy comprises IP&S Family of pension plans.

[xxxiii] Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

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[xxxiv] “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

[xxxv] “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

[xxxvi] Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 4Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund, which are presented as of 1Q’24.

[xxxvii] Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

[xxxviii] Track record for VIR strategy is presented as of 4Q’23, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

[xxxix] Track record for Vinci SPS strategy is presented as of 1Q’24.

[xl] Track record for FIP Infra is presented as of 4Q’23.

[xli] Track record for VIAS is presented as of 4Q’23.

[xlii] Total Commitments for VICC are presented as of 1Q’24.

[xliii] Track record for VFDL is presented as of 1Q’24.

[xliv] Track record for Vinci Credit Infra is presented as of 1Q’24.

[xlv] US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.061 as of May 07, 2024, when dividends were approved by our Board of Directors.

[xlvi] Per Share calculations are based on end of period Participating Common Shares.

[xlvii] Actual dividends per common share are calculated considering the share count as of the applicable record date.

[xlviii] As of March 28, 2024, Public Float was comprised of 12,510,083 Class A common shares.

[xlix] The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

[l] The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

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[li] Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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